Exhibit 16.1

Tel: 617-422-0700	One International Place
Fax: 617-422-0909	Boston, MA 02110
www.bdo.com

September 22, 2021

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on September 20, 2021, to be filed by our former client, Fortress Biotech, Inc. We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.